UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2010

BHP BILLITON PLC
(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 22 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

If undeliverable please return to:

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

United Kingdom

ROYAL MAIL

POSTAGE PAID GB

HQ 6481

bhpbilliton

resourcing the future

BHP Billiton Plc

Shareholder Pack 2010

Please note that this notification is not a summary of the proposals contained in the Notice of Meeting or of any of the other documents mentioned below and is not a substitute for reading those documents. Shareholders should read the Notice of Meeting in full before taking a decision.

Notification of Availability of BHP Billiton’s

Annual Report and Accounts 2010

BHP Billiton’s 2010 Annual Report, Summary Review, Sustainability Report and Notice of Annual General Meeting are now available online at www.bhpbilliton.com

You will only receive these documents by post if you have specifically requested them, otherwise under the UK Companies Act, you are deemed to have agreed to view these documents online. For ease of voting, however, we have enclosed a copy of the Notice of Meeting and a personalised proxy form for all shareholders.

Should you wish at any time to resume receiving shareholder communications by post, free of charge, please write to our Registrars at the address given on the final page.

Vote online

You can cast your vote online for the items of business to be considered at the AGM by completing a proxy form electronically – visit bhpbilliton.com and select ‘vote online’.

You will need your unique Shareholder Reference Number (SRN) and PIN printed at the top of the enclosed proxy form. If you hold shares through CREST you may appoint a proxy or proxies via the CREST electronic appointment service. Full details of how to lodge a proxy are attached. To be counted, proxies must be received by 11.00am (London time) on Tuesday, 19 October 2010.

118460_01057D

BHP Billiton Plc

Neathouse Place London SW1V 1BH

United Kingdom

Tel: +44 (0) 20 7802 4000

Fax: +44 (0) 20 7802 4111

A member of the BHP Billiton group

www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, London, on Thursday, 21 October 2010 at 11.00am. If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or by facsimile to +44 870 703 6076 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Company’s Registrar at web.queries@computershare.co.uk.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all frequently raised questions at the AGM we will prepare responses and make these available on our website.

Question(s): Please mark X if it is a question directed to the Auditor

1. 2. 3. 4. 5.

B H P B

Thank you for your time.

Registered office as above

Registered in England and Wales, Number 3196209

Proxy Form

All correspondence to:

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

United Kingdom

Telephone: +44 844 472 7001

Facsimile: +44 870 703 6076

LODGEMENT OF A PROXY

This proxy must be received by 11.00am (London time) on Tuesday, 19 October 2010

Any Proxy Form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this form

Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

Appointment of additional proxies

You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. When appointing multiple proxies, failure to specify the proportion or number of shares each proxy may exercise will result in the votes being divided equally among the proxies and specifying a number of shares in excess of those held by you will result in your proxy appointments being invalid.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Withheld” box for each resolution. The “Vote Withheld” option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions, your proxy may vote or withhold the vote as he or she thinks fit.

CREST electronic proxy appointment service

To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in the Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person of by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register.

Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company’s Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement: To appoint a proxy electronically go to www.bhpbilliton.com, click on “Vote online” then follow the instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form.

If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.

Any questions?

Telephone: +44 (0) 844 472 7001 if you have any questions on how to complete this proxy form or to obtain additional forms.

Documents may be lodged:

VIA THE INTERNET

BY FAX

BY MAIL

IN PERSON

www.bhpbilliton.com

+44 870 703 6076

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

United Kingdom

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS13 8AE

United Kingdom

118460_01057D

B H P B

bhpbilliton

resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark box with an ‘X’)

OR

the name of the person (or body corporate) you are appointing, if someone other than the Chairman of the Meeting.

Number of shares being voted

or failing attendance at the meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 21 October 2010 at 11.00am and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit.

Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if you appoint the Chairman as your proxy and provide no directions on how to vote, the Chairman intends to vote available proxies in the manner set out beside each resolution:

Voting directions to your proxy Please mark X (within the box) to indicate your directions For Against Vote Withheld

For 1 To receive the 2010 Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited

For 2 To re-elect Dr John Buchanan as a Director of BHP Billiton Plc and BHP Billiton Limited

For 3 To re-elect Mr David Crawford as a Director of BHP Billiton Plc and BHP Billiton Limited

For 4 To re-elect Mr Keith Rumble as a Director of BHP Billiton Plc and BHP Billiton Limited

For 5 To re-elect Dr John Schubert as a Director of BHP Billiton Plc and BHP Billiton Limited

For 6 To re-elect Mr Jacques Nasser as a Director of BHP Billiton Plc and BHP Billiton Limited

For 7 To elect Mr Malcolm Broomhead as a Director of BHP Billiton Plc and BHP Billiton Limited

For 8 To elect Ms Carolyn Hewson as a Director of BHP Billiton Plc and BHP Billiton Limited

For 9 To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc

For 10 To renew the general authority to issue shares in BHP Billiton Plc

For 11 To approve the authority to issue shares in BHP Billiton Plc for cash

For 12 To approve the repurchase of shares in BHP Billiton Plc

For 13 To approve the 2010 Remuneration Report

For 14 To approve amendments to the Long Term Incentive Plan

For 15 To approve the grant of awards to Mr Marius Kloppers under the GIS and the LTIP

For 16 To approve amendments to the Constitution of BHP Billiton Limited

For 17 To approve amendments to the Articles of Association of BHP Billiton Plc

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Shareholder 4

Individual/Sole Director and Sole Company Secretary Director/Company Secretary

Contact Name Contact Daytime Telephone Date

B H P B E 9 2 4 118460_01057D

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.